

April 19, 2012

<u>Via E-mail</u>
Ms. Anne G. Waleski
Vice President and Chief Financial Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060-6148

> **Re:** **Markel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-15811**

Dear Ms. Waleski:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Estimates</u>
<u>Goodwill and Intangible Assets, page 97</u>

1. Please tell us each reporting unit for your goodwill impairment test and the respective goodwill balance at December 31, 2011. For any reporting unit in which the estimated fair value is not substantially in excess of the carrying amount and therefore is at risk of failing step one of the impairment test, please provide proposed revised disclosure to be included in future filings to include the following:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;
   - Description of how the key assumptions in the impairment analysis were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one, or that no reporting units are at risk, please revise to disclose this information.

2. Your segment disclosure in Note 17 discloses that you had $45 million of segment loss for the year ended December 31, 2011 relating to the Specialty Admitted segment of which $33.8 million is from the FirstComp acquisition, as disclosed on page 106, and $109 million of segment loss relating to the London Insurance Market segment. Your disclosure in Note 6 discloses that you had $63 million of goodwill relating to the FirstComp acquisition, which is in the Specialty Admitted segment, and $309 million of goodwill relating to the London Insurance Market segment. If you determine that the applicable reporting units for which the FirstComp business or the London Insurance Market segment are included are not at risk of failing step one, please specifically tell us why, given the losses of this business/segment, you believe that to be the case.

Report of Independent Registered Public Accounting Firm, page 86

3. You state on page 5 of the definitive proxy filed on March 16, 2012 that All Other Fees paid to your auditors included fees billed for actuarial certifications and services. The Report of the Audit Committee on page 17 states that the audit committee considered whether the provision of non-audit services (none of which related to financial information systems design and implementation) by KPMG is compatible with maintaining independence and has discussed with KPMG its independence. Please tell us the nature of the services provided by KPMG and clarify to us why the services did not create an independence issue for your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant